Exhibit 1j

dashride

Dashride Contract For: YayYo

OVERVIEW

Dashride (Vendor) is a SaaS software platform that facilitates and automates operations for ground transportation fleets. Included in the core platform are modules for reservation taking, dispatching, processing, vehicle tracking, invoice management, customer management and reports, known as 'Dispatching Software'.

Pursuant to this contact Dashride will license out its core Dispatching Software to YayYo (Client), as well as build new custom features, which are detailed in 'Statement of Work', referred to as 'Custom Work'.

This Agreement# 1029 (hereinafter called the "Agreement" ), effective as of Dec 12th 2016 , is ente red into by and between Vendor and Client, and is subject to the terms and conditions specified below. The Exhibit(s) to this Agreement, if any, shall be deemed to be a part hereof. In the event of any inconsistencies between the terms of the body of this Agreement and alternative terms and conditions hereto, the terms of the body of this Agreement shall prevail.

TERMS AND CONDITIONS

Limitation of Liability. IN NO EVENT SHALL DASHRIDE OR ITS AFFILIATES, SUCCESSORS, AND ASSIGNS, AND ITS EMPLOYEES, REPRESENTATIVES, AGENTS, AND OFFICERS BE LIABLE TO TRANSPORTATION PROVIDER FOR:

(i) INDIRECT, SPECIAL, INCIDENTAL, PUNITIVE OR CONSEQUENTIAL DAMAGES (INCLUDING LOST PROFITS AND LOST OPPORT UNITIES) , EVEN IF MADE AWARE OF THE POSSIBILITY OF SUCH DAMAGES; OR (ii) DAMAGES IN

EXCESS OF THE AMOUNT EQUAL TO THE TOTAL SUM PAID BY TRANSPORTATION PROVIDER TO DASHRIDE DURING THE SIX (6) MONTH PERIOD PRIOR TO THE DATE ON WHICH THE LIABILITY AROSE. NO ACTION, SUIT OR PROCEEDING SHALL BE BROUGHT BY TRANSPORTATION PROVIDER AGAINST DASHRIDE MORE THAN ONE (1) YEAR AFTER THE DATE THE CLAIM AROSE.

Taxes & Insurance. Each party shall pay any and all taxes and fees imposed by Law on Dashride it in connection with such party's performance of this Agreement. Any applicable local, sales or use taxes due in connection with the provision of livery services associated with the Dispatch Solutions shall be the responsibility of Transportation Provider. Transportation Provider shall maintain at all times during the term of this Agreement insurance coverage with minimum amounts and scope as is customary and reasonably taking in to account the nature of Transportation Provider's business. Transportation Provider shall provide Dashride with evidence of such insurance coverage upon request.

Indemnification. Transportation Provider shall indemnify, defend and hold Dashride and any of its affiliates and each of their respective officers, directors, shareho lders, employees, agents, successors and assigns (collectively, "Indemnified Parties") harmless from and against any and all claims, actions, fines, penalties, liabilities, damages, or expenses (including attorney's fees and any other reasonable costs or litigation) (collectively, "Claims") that any of the Indemnified Parties may suffer, sustain, or incur, arising out of or related to (i) Transportation Provider's provision of livery services, including without limitation any property loss, damage, personal injury or death, sustained by a Client; (ii) any negligent acts, errors, omissions or intentional misconduct of the Transportation Provider, its employees, subcontractors, or agents and (iii) Transportation Provider's failure to comply with any Law.

Intellectual Property. (a) All rights, title and interest in and to the Dispatch Solutions, including but not limited to any and all software (including any updates or modifications) created or used by Dashride and all documentation, all trademarks, trademark applications , copyrights, technology, patents, patent applications, and/or tools used by Dashride to promote, market , offer for sale, sell the Dispatch Solutions and all of the intellectual property rights with respect to each of the foregoing (collectively, "Dashride Intellectual Property") shall be owned exclusively by and remain with Dashride. (b) Except as expressly set forth in this Agreement, Transportation Provider has no rights with respect to the Dashride Intellectual Property. (c) Transportation Provider may not, directly or indirectly:(i) remove or modify any disclaimers, proprietary notices or copyright notices displayed on the Dashride Intellectual Property; (ii) create or engage with a third party to create any web-based or mobile application based platform that infringes or misappropriates any Dashride Intellectual Property; (iii) re-selling core Dispatch Software for any fee; (iv) reverse engineer, disassemble, decompile, modify, enhance, correct, upgrade, change in any way, or create any derivative work based on Dashride Intellectual Property; or (v) use, publish or display the Dashride Intellectual Property in any way that may impair the validity of Dashride's right in such property or take any other action that is inconsistent with the limitations set forth in this Section.

Vendor acknowledges that Client is in the Rideshare business, and has other providers in their network. Client and may choose to develop the Custom Work features outside of this agreement. This paragraph refers to Core Dispatching software, excluding Custom Work.

Compliance with Laws. Transportation Provider represents, warrants and covenants that it possesses and shall maintain at its own expense all permits , licenses, approvals, registrations, consents and certificates and pay all fees and other amounts required by law with respect to its business and /or performance of this Agreement. Transportation Provider shall, in connection with performance of this Agreement, comply at its own expense with all applicable federal, state, and local laws, ordinances, rules, regulations, court orders and governmental or regulatory agency orders (collectively, "Laws"), including without limitation, Laws relating to the operation of a livery business or other taxes due in connection with provision and sale of its livery services. Transportation Provider shall promptly take all necessary actions required to remedy a violation of any such Law, ordinance, rule, regulation or order.

Exclusivity. Client will retain the exclusive rights to use and license the 'Custom Work' that is outlined in the Statement of work. Pursuant to this Agreement, Vendor shall not license out the licensing out of the Custom Work to 3rd parties. Client also has the ability t recreate the Custom Work. This Agreement does not preclude Client from creating their own RideShare App.

PRICING

Total Monthly cost for software maintenance, hosting, upgrades, subscriptions, training, and support:

Number of Drivers	Monthly Cost
0-100 Drivers	$1,499/mo
101-200 Drivers	$2,700/mo
201-300 Drivers	$5,400/mo
301-Unlimited Drivers	$7,500/mo

Pricing for Custom Work:

(Detailed breakdown outlined in document: 'Statement of Work, below')

Deliverable	Payment Amount	Payment Due
January 30th MVP 1st Payment	$100,000 (One-time)	Within 15 days of Agreement Execution
January 30th MVP 2nd Payment	$48,000 (One-time)	Within 15 days of MVP completion
Secondary Deliverables	$123,000 (One-time)	TBD: Upon agreed upon start time of secondary deliverables

The two payments for the Custom Work are paid directly to Dashride Inc.

Statement of Work on the following page.

Feature List Timeline Cost

Price Comparison: Customer app will allow customer to input pickup location, drop-off location, and numberof passengers. The customer will see a list of providers and will be able to sort based on ETA or price. The individual integrations with different companies (i.e. Lyft, Gett, See Jane Go), will each incur additional costs. The app will show Yayyo branding as well as the ToS and PP of Yayyo, and Oashride will not be mentioned anywhere on the app.

Release and update app through the existing Yayyo app, which will be maintained under the Yayyo developer accounts for iTunesConnect and Google Play

Lyft Integration: Customer app will show cars on map, ETA, and price comparison based on pickup and dropoff location. Customer will be able to select any of the existing Lyft services. The booking/ ride management process will follow one of the following options.

First iteration: If the user selects a Lyft service, they will be brought out of the Yayyo app and into the Lyft app to finish the booking process.

Second itereation: If the user selects a Lyft service, the ride will be booked and managed from within the

Yayyoapp

Driver App: Create an app that will be used by Yayyo drivers for their internal fleet. Yayyo drivers will use the Dashride Driver app, which will show the Yayyo logo when they start driving.

Yayyo Memberships: Customers can purchase a monthly membership that allows them a certain number of miles per month, with a custom per-mile price after they have exceeded that value. Memberships will differ based on the vehicle type supported.

YayMiles Rewards Program: Customers will earn YayMiles based on the miles they have traveled from the Yayyo app. These will be tracked and visible from the customer app

YayMiles Reward Redemption: Customers can redeem their existing YayMiles for credits that can be used to pay for future rides

Favorite Drivers: Customers can add and select their favorite drivers when booking

TOTAL COSTS

January 30 MVP $148,000

Secondary Deliverables 123,000

TOTAL $271,000